SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2018

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release, dated March 14, 2018, entitled "G. Willi-Food International Reports Improvements in Sales & Net Profit in Fiscal Year 2017 compared to 2016".

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/Amir Kaplan Name: Amir Kaplan Title: CFO

Date: March 14, 2018

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS IMPROVEMENTS IN
SALES, NET PROFIT & EARNING PER SHARE IN FISCAL YEAR 2017
COMPARED TO 2016

Sales growth in fiscal year 2017: 6% over fiscal year 2016 to NIS 312 million;
Net profit increase in fiscal year 2017: 94% over fiscal year 2016 to NIS 21 million;
Earning per share increase in fiscal year 2017: 94% over fiscal year 2016  to NIS 1.58

YAVNE, Israel - March 14, 2018 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its financial results for the fiscal year ended December 31, 2017.

Fiscal Year 2017 Highlights

•	Sales increased by 6.0% from fiscal year 2016 to NIS 312 million (US$ 90 million)
•	Net profit increased by 94% from fiscal year 2016 to NIS 21.1 million (US$ 6.1 million), or 6.7% of sales
•	Gross profit decreased by 3% from fiscal year 2016 to NIS 74.3 million (US$ 21.4 million)
•	Operating profit decreased by 26.3% from fiscal year 2016 to NIS 16.8 million (US$ 4.8 million), or 5.4% of sales
•	Net cash from operating activities decreased by 24.8% from fiscal year 2016 to NIS 13.0 million (US$ 3.8 million)
•	Cash and securities balance of NIS 256.6 million (US$ 74 million) as of December 31, 2017
•	Earning per share increased by 94% to NIS 1.58 (US$ 0.46) in fiscal year 2017

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "We are pleased to present fiscal year 2017 financial report which shows improvements in sales and net profit. Sales increased by 6% versus fiscal year 2016, and net profit increased by 94%. During the second half of 2017, we began integrating a new senior management team which initiated the introduction of management systems, routines and procedures. These management changes and new management's initiatives allow for organizational stability and provide a solid basis for enhanced future growth. The result for the second half of 2017, since the ownership of the company has been changed, the new management appointed, and the new management's initiatives were introduced, shows improvements in sales, gross profit, operation profit and net profit. Sales in the second half of 2017 increased 12.8% versus sales in the second half of 2016, gross profit in the second half of 2017 increased 13.2% versus second half of 2016, operating profit in the second half of 2017 increased 70.3% versus the second half of 2016 and net profit in the second half of 2017 was NIS 15.2 million as opposed to a  loss of NIS1.6 million in second half of 2016."

Fiscal 2017 Summary

Sales for fiscal year 2017 increased by 6.0% to NIS 311.9 million (US$ 89.9 million) from NIS 294.2 million (US$ 84.9 million) in fiscal year 2016. The increase in sales was primarily due to an increase in  personnel in the sales and trade department and due to a strike at the Ministry of Health in the third quarter of 2016 which limited release of goods from the port and caused a decrease of NIS 6 million in sales in 2016.

Gross profit for fiscal year 2017 decreased by 3.0% to NIS 74.3 million (US$ 21.4 million) compared to NIS 76.6 million (US$ 22.1 million) recorded in fiscal year 2016. Gross margins for fiscal year 2017 decreased by 8.5% to 23.8% compared to gross margins of 26% for fiscal year 2016. The decrease in gross margin was primarily due to reductions in the prices of certain of our products as a result of an inventory with a short expiration date that the Company had to sell with lower prices and due to an increase of inventory-storage expenses.

Selling expenses in fiscal year 2017 increased by 6.8% compared to fiscal year 2016 primarily due to an increase in salary expenses resulting from to the increase in personnel in the sales and trade department and due to an increase in distribution expenses related to the increase in sales. Selling expenses as a percentage of sales were 13.5%, equal to the selling expenses percentage in fiscal year 2016.

General and administrative expenses increased by 8.7% from fiscal year 2016 to NIS 15.8 million (US$ 4.6 million) compared to NIS 14.6 million (US$ 4.2 million). This was mainly due to a NIS 1.3 million (US$ 0.3 million) write-off in 2016 which was canceled in 2017, with respect to the Company’s estimated exposure to Mega Retail Ltd. debts.

As a result, operating profit for fiscal year 2017 decreased by 26.3% to NIS 16.8 million (US$ 4.8 million) compared to NIS 22.7 million (US$ 6.6 million) recorded in fiscal year 2016.

Income before taxes for fiscal year 2017 increased by 66.7% to NIS 27 million (US$ 7.8 million) compared to NIS 16.2 million (US$ 4.7 million) in fiscal year 2016.

Net profit for fiscal year 2017 increased by 94% to NIS 21 million (US$ 6.0 million), or NIS 1.58 (US$ 0.46) per share, from NIS 10.8 million (US$ 3.1 million), or NIS 0.82 (US$ 0.23) per share, in fiscal year 2016.

Willi-Food ended fiscal year 2017 with NIS 256.6 million (US$ 74 million) in cash and securities with no short-term debt. Net cash from operating activities in fiscal year 2017 was NIS 13.0 million (US$ 3.8 million). Willi-Food's shareholders' equity at the end of December 2017 was NIS 411.6 million (US$ 118.4 million).

Note regarding a notice of the end of Exclusive Distribution Agreement

On October 19, 2017, the Company's wholly owned subsidiary, Gold Frost Ltd. ("Goldfrost"), received a notice from its Danish producer of dairy products, Arla Foods amba ("Arla"), to end their Exclusive Distribution Agreement effective as of December 31, 2017.

As announced by the Company on October 19, 2017, the termination of the Exclusive Distribution Agreement with Arla may have a significant negative impact on the Company's operating results although the Company believes that it will be able to enter into agreements in the near future with alternative suppliers for a portion of the products currently purchased from Arla.

Representatives of Goldfrost and representatives of Arla have met several times and have agreed that Goldfrost may place new orders for additional dairy products produced by Arla to be sold by Goldfrost during the first half of 2018.

NOTE A: NIS to US$ exchange rate used for convenience only
The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate as of December 31, 2017, on which U.S. $1.00 equaled NIS 3.467. The use of US$ is solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for fiscal year ended December 31, 2017 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on April 27, 2017. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI‑FOOD INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	113,062	129,577	32,611	37,374
Financial assets carried at fair value through profit or loss	143,514	104,921	41,394	30,263
Trade receivables	85,943	80,227	24,789	23,140
Other receivables and prepaid expenses	2,026	4,795	310	1,383
Inventories	39,899	41,877	11,508	12,079
Current tax assets	6,760	5,443	1,950	1,570
Total current assets	391,204	366,840	112,562	105,809

Non-current assets
Property, plant and equipment	78,598	77,204	22,670	22,268
Less -Accumulated depreciation	37,389	34,963	10,784	10,085
	41,209	42,241	11,886	12,183

Goodwill	36	36	10	10
Deferred taxes	503	2,354	145	679
Total non-current assets	41,748	44,631	12,041	12,872

	432,952	411,471	124,603	118,681
EQUITY AND LIABILITIES
Current liabilities
Trade payables	12,800	14,832	3,692	4,278
Employees Benefits	2,147	2,253	619	650
Other payables and accrued expenses	5,247	2,533	1,514	729
Total current liabilities	20,194	19,618	5,825	5,657

Non-current liabilities
Retirement benefit obligation	1,148	849	331	245
Total non-current liabilities	1,148	849	331	245

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding – 13,240,913 shares at December 31, 2017 and December 31, 2016)	1,424	1,424	411	411
Additional paid in capital	128,354	128,354	37,022	37,022
Capital fund	247	247	71	71
Retained earnings	282,539	261,487	80,810	75,422
respect of defined benefit	(954)	(508)	(275)	(147)
	411,610	391,004	118,447	112,779

	432,952	411,471	124,603	118,681

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	311,978	294,202	89,985	84,858
Cost of sales	237,645	217,585	68,545	62,759

Gross profit	74,333	76,617	21,440	22,099

Selling expenses	42,090	39,405	12,140	11,366
General and administrative expenses	15,839	14,577	4,569	4,204
Other income	361	112	104	32

Total operating expenses	57,568	53,870	16,605	15,538

Operating profit	16,765	22,747	4,835	6,561

Financial income	13,967	(3,425)	4,028	(988)
Financial expense	3,769	3,143	1,087	907
Total financial income (expense)	10,198	(6,568)	2,941	(1,895)

Income before taxes on income	26,963	16,179	7,776	4,666
Taxes on income	5,910	5,327	1,705	1,536

Net profit	21,053	10,852	6,071	3,130

Earnings per share:
Basic earnings per share	1.58	0.82	0.46	0.23

Diluted earnings per share	1.58	0.82	0.46	0.23

Shares used in computation of basic EPS	13,240,913	13,240,913	13,240,913	13,240,913

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	21,053	10,852	6,071	3,130
Adjustments to reconcile net income to net cash from operating activities (Appendix)	(8,012)	6,500	(2,309)	1,874
Net cash from continuing operating activities	13,041	17,352	3,762	5,004

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(2,650)	(1,915)	(764)	(552)
Proceeds from sale of property plant and Equipment	361	190	104	55
Proceeds from realization (purchase) of marketable securities, net	(29,435)	42,010	(8,490)	12,117
Proceeds from short term deposit	-	20,288	-	5,852
Redemption (acquisition) of non current financial assets	2,168	(8,504)	625	(2,453)
Net cash from (used in) continuing investing activities	(29,556)	52,069	(8,525)	15,019

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt, net	-	(16)	-	(5)
Dividend	-	(19,249)	-	(5,552)
Net cash from used in continuing financing activities	-	(19,265)	-	(5,557)

Increase (decrease) in cash and cash equivalents	(16,515)	50,156	(4,763)	14,466
Cash and cash equivalents at the beginning of the year	129,577	79,421	37,374	22,908
Cash and cash equivalents of the end of the year	113,062	129,577	32,611	37,374

(*)  Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES:

Adjustments to reconcile net profit to net cash from operating activities

Depreciation and amortization	3,682	3,762	1,062	1,085
Loss (gain) from non current financial assets	(1,398)	7,734	(403)	2,231
Decrease (Increase) in deferred income taxes	1,851	1,260	534	363
Capital Gain on disposal of property plant and equipment	(361)	(112)	(104)	(32)
Unrealized Loss (Gain) on marketable securities	(9,158)	(1,924)	(2,641)	(555)

Changes in assets and liabilities:
Increase (decrease) in trade receivables and other receivables	(5,034)	2,120	(1,452)	611
Increase in inventories	1,978	(7,360)	570	(2,123)
Decrease in payables and other current liabilities	428	1,020	125	294
	(8,012)	6,500	(2,309)	1,874

(*)   Convenience Translation into U.S. Dollars.

Company Contact:
G. Willi - Food International Ltd.
Amir Kaplan, Chief Financial Officer
 (+972) 8-932-1000
amir.k@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.